Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: March 15, 2021

PLAYSTUDIOS Expands Roster of Award-Winning, Free-to-Play Mobile Games With All-NEW myVEGAS BINGO

myVEGAS Bingo will incorporate the Company’s unique playAWARDS program, making it the first free-to-play bingo game to offer real-world rewards

March 15, 2021 04:23 PM Eastern Daylight Time

LAS VEGAS--(BUSINESS WIRE)--Award-winning mobile game developer PLAYSTUDIOS is breaking into the booming bingo genre with myVEGAS BINGO, an exciting new experience that elevates classic bingo with enhanced social features and the opportunity to get real-world rewards.

Developed in collaboration with Texas-based Boss Fight Entertainment, myVEGAS Bingo gives players the VIP treatment as they daub their way up and down the fabulous Las Vegas Strip, earning power-ups, completing challenges, and unlocking the riches of “Bingo Boxes.”

In addition to catching numbers and filling in cards, players progress by accumulating collectibles, unlocking their virtual Las Vegas resorts, and earning power-ups that enhance their gameplay. Players can also team up with friends, form clubs, and compete with other bingo clans for their share of mega-bingo jackpots. And like all PLAYSTUDIOS apps, the free-to-play myVEGAS Bingo features Loyalty Points that can be redeemed for real-world rewards from entertainment, food and beverage, travel, and other leisure partners, including globally recognized brands such as MGM Resorts International, Norwegian Cruise Lines, Cirque Du Soleil, Wolfgang Puck, and House of Blues.

“myVEGAS Bingo is an exciting opportunity for PLAYSTUDIOS and our community of players,” explains Founder, Chairman, and Chief Executive Officer Andrew Pascal. “It allows us to build on the success of our flagship myVEGAS franchise as we extend its signature experience into a very popular new casual game category.”

Boss Fight Entertainment Founder and Chief Creative Officer Bill Jackson added, “We’ve always found the PLAYSTUDIOS model quite compelling. Allowing players to accumulate real rewards for playing games they love seemed like a natural fit. So, we were thrilled to partner up on the development of a new casual bingo game that combines our experience developing multiplayer social games with their established brands and playAWARDS loyalty program.”

Because winning is better together, myVEGAS Bingo opens up new opportunities for group play with exciting social features, including “Club Bingo” that allows players to create and join their own clubs with up to 30 friends, then compete in tournaments and trade collectible tokens that are won throughout the game. Players can also win bingo balls, call numbers, and earn rewards.

myVEGAS Bingo launched on March 15, 2021 and joined a lineup of top-ranked PLAYSTUDIOS games that includes myVEGAS Slots, POP! Slots, my KONAMI Slots, and myVEGAS Blackjack. myVEGAS Bingo is available to download free on iOS and Android.

About PLAYSTUDIOS

PLAYSTUDIOS is the developer and operator of award-winning free-to-play casual games for mobile and social platforms. The company’s collection of original and published titles is powered by its groundbreaking playAWARDS loyalty marketing platform, which enables players to earn real-world rewards from a portfolio of global entertainment, retail, technology, travel, leisure, and gaming brands across 15 countries and four continents. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS brings together beautifully designed mobile gaming content with an innovative loyalty platform in order to provide its players with an unequaled entertainment experience and its partners with actionable business insights. To learn more about PLAYSTUDIOS, visit playstudios.com.

About Boss Fight Entertainment

Boss Fight Entertainment is an independent, free-to-play game developer with studios in Dallas and Austin, Texas. Founded in 2013, Boss Fight’s veteran teams have produced some of the industry’s best-selling and most critically acclaimed games for mobile, social, PC, and consoles. These titles include the Age of Empires, Star Wars: The Old Republic, and Halo Wars franchises, as well as the free-to-play mega-hits CastleVille and Dungeon Boss. Boss Fight’s continuing mission is to build community through unforgettable experiences that people can enjoy everywhere.

Contacts

Rossetti Public Relations
Amy Rossetti
Playstudios@rossettipr.com

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.